Exhibit 99.1

Yueda Digital Holding Announces One-for-One Hundred Reverse Share Split and Share Consolidation

New York, NY, Nov. 10, 2025 /PRNewswire/ -- Yueda Digital Holding (Nasdaq: YDKG) (“Yueda” or the “Company”), a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, today announced that on November 4, 2025, the Company’s board of directors approved a one-for-one hundred (1:100) consolidation (the “Reverse Share Split and Share Consolidation”) of the Company’s authorized and issued shares, to be effective for trading purposes at the open of business on November 14, 2025.

The objective of the Reverse Share Split and Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2), which pertains to the minimum bid price requirement, and maintain its listing on the Nasdaq Capital Market.

Beginning with the opening of trading on November 14, 2025, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis, under the same symbol “YDKG” but under a new CUSIP number, G0137L110.

As a result of the Reverse Share Split and Share Consolidation, each 100 issued and outstanding Class A ordinary shares of a par value of US$0.04 each will automatically combine and convert to one issued and outstanding Class A ordinary share of a par value of US$4.00 each. Similarly, each 100 issued and outstanding Class B ordinary shares of a par value of US$0.04 each will be consolidated into one issued and outstanding Class B ordinary share of a par value of US$4.00 each. The Reverse Share Split and Share Consolidation will affect all shareholders uniformly and will not alter any shareholder’s percentage ownership interest in the Company, except for minimal changes that may result from the treatment of fractional shares. No action is required by shareholders holding their shares through a brokerage account.

No fractional shares will be issued to any shareholders in connection with the Reverse Share Split and Share Consolidation, and any fractional shares that would have resulted from the Reverse Share Split and Share Consolidation will be rounded up to the nearest whole number. Each shareholder that would otherwise be so entitled to a fraction of a share shall instead, as a result of the Reverse Share Split and Share Consolidation, be entitled to receive a whole share.

At the time the Reverse Share Split and Share Consolidation is effective, the Company’s authorized share capital will be changed from US$40,000,000 divided into (i) 900,000,000 Class A ordinary shares of a par value of US$0.04 each and (ii) 100,000,000 Class B ordinary shares of a par value of US$ 0.04 each, to US$40,000,000 divided into (i) 9,000,000 Class A ordinary shares of a par value of US$4.00 each and (ii) 1,000,000 Class B ordinary shares of a par value of US$4.00 each. The Company’s total issued and outstanding Class A ordinary shares will be changed from 554,220,134 Class A ordinary shares with a par value of US$0.04 per share to approximately 5,542,224 Class A ordinary shares with a par value of US$4.00 per share.

About Yueda Digital Holding (formerly known as AirNet Technology Inc.)

YDKG is a Web3 and digital-economy company with a focus on the long-term accumulation of mainstream cryptocurrencies, whether acquired through treasury allocations, strategic investments, or the proceeds of capital transactions. Its principal business activities include: (i) active treasury management of mainstream digital assets; (ii) exploration of compliant, risk-managed yield opportunities, such as staking, on-chain liquidity provision, and other conservative market activities (where permitted); (iii) selective investments and partnerships in Web3 infrastructure and applications; and (iv) advisory services for enterprises entering the digital-asset economy. YDKG operates with a compliance-first mindset and a security-by-design, aiming to compound long-term value while supporting the growth of open blockchain networks.

Safe Harbor Statement

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantee of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; changes in technology; economic conditions; reputation and brand; the impact of competition and pricing; government regulations; changes in applicable laws or regulations; as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the Securities and Exchange Commission by the Company. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof unless required by applicable laws, regulations or rules.

Company Contact

Penny Pei
Investor Relations
Yueda Digital Holding
Tel: 949-623-8789
Email: penny@yuedaholding.com